   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 2000

                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                           --------------------------

                                SIX FLAGS, INC.

                         (FORMERLY PREMIER PARKS INC.)

             (Exact name of registrant as specified in its charter)

          DELAWARE                      13-3995059
   (State or jurisdiction            (I.R.S. Employer
      incorporation or              Identification No.)
        organization)

                           11501 NORTHEAST EXPRESSWAY
                         OKLAHOMA CITY, OKLAHOMA 73131
                                 (405) 475-2500
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                           --------------------------

                                    COPY TO:
                            JAMES M. COUGHLIN, ESQ.
                                SIX FLAGS, INC.
                              122 EAST 42ND STREET
                            NEW YORK, NEW YORK 10168
                                 (212) 599-4690

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                          PROPOSED MAXIMUM
                                                                         OFFERING PRICE PER    PROPOSED MAXIMUM
                                                       AMOUNT TO BE        SECURITY OR PER    AGGREGATE OFFERING
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED      REGISTERED             UNIT(1)               PRICE
Common Stock, $.025 par value per share...               1,339,223            $15.1875            $20,339,450


                                                         AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED     REGISTRATION
Common Stock, $.025 par value per share...               $5,369.61

(1) Calculated pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the closing price of the Common Stock on the New York Stock Exchange on December 11, 2000.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to Completion dated December 12, 2000

                                   PROSPECTUS
                                1,339,223 SHARES
                                SIX FLAGS, INC.
                                  COMMON STOCK

                             ---------------------

    These shares are being sold by the selling stockholder identified under the caption "Selling Stockholder" or by donees, transferees, pledgees or other successors in interest of such stockholder that receive shares in a non-sale related transfer. The selling stockholder acquired these shares in connection with our acquisition on December 6, 2000 of Enchanted Village, a children's ride park and water park located near Seattle, Washington. We will not receive any proceeds from the sale of these shares.

    The prices at which the selling stockholder may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. Our common stock is listed on the New York Stock Exchange under the trading symbol "PKS". On December 11, 2000, the closing sale price of the common stock was $15 3/16.

    CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 8 IN THIS PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS DECEMBER   , 2000

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
WHERE YOU CAN FIND MORE INFORMATION.........................      3

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS..................      4

PROSPECTUS SUMMARY..........................................      5

RISK FACTORS................................................      8

USE OF PROCEEDS.............................................     13

SELLING STOCKHOLDER.........................................     13

PLAN OF DISTRIBUTION........................................     14

LEGAL MATTERS...............................................     15

EXPERTS.....................................................     15

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our Common Stock is listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    This prospectus is part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus omits some of the information contained in the Registration Statement. You should refer to the Registration Statement for further information with respect to Six Flags, Inc. and the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each case you should refer to the copy of the document filed for complete information.

    The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold by the selling stockholder.

    1. Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.

    2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000.

    3. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.

    4.  Our Annual Report on Form 10-K for the fiscal year ended December 31,
       1999.

    5. The description of our common stock contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act.

    6. The description of the Rights relating to the shares of common stock contained in our registration statement on Form 8-A filed pursuant to
       Section 12 of the Securities Exchange Act.

    7.  Our Current Report on Form 8-K dated November 8, 2000.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

           Six Flags, Inc.
           11501 Northeast Expressway
           Oklahoma City, Oklahoma 73131
           Attention: Richard Kipf, Corporate Secretary
           Telephone: (405) 475-2500

    Looney Tunes characters, names and all related indicia are trademarks of Warner Bros. -C- 2000, a division of Time Warner Entertainment Company, L.P. ("TWE"). Batman and Superman and all related characters, names and indicia are copyrights and trademarks of DC Comics -C- 2000, Cartoon Network and logo are trademarks of Cartoon Network -C- 2000, Six Flags and all related indicia are federally registered trademarks of Six Flags Theme Parks Inc. -C- 2000, our subsidiary.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

    Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

    - the success or failure of our efforts to implement our business strategy

    - the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus

    We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." You should carefully consider the information set forth under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

                               PROSPECTUS SUMMARY

THE COMPANY

    We are the largest regional theme park operator in the world, based on estimated 2000 attendance of approximately 45 million. We operate 37 regional parks, including 15 of the 50 largest theme parks in North America, based on 1999 attendance, the largest paid admission theme park in Mexico and seven theme parks in Europe. We also manage the development and construction of a new theme park in Spain. Our theme parks serve the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our theme parks.

    In 1998, we acquired Six Flags, which has operated regional theme parks under the Six Flags name for nearly forty years and has established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, since the 1998 season we have rebranded nine of our parks as "Six Flags" parks, including two of our international parks.

    We hold exclusive long-term licenses for theme park usage throughout the United States (except the Las Vegas metropolitan area), Canada, Europe and Latin and South America (including Mexico) of certain Warner Bros. and DC Comics characters. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. In addition, our European and Latin and South American licenses include the Hanna-Barbera and Cartoon Network characters. We use these characters to market our parks and to provide an enhanced family entertainment experience. Our license includes the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters, in theming for rides and attractions and in retail outlets. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

    Our 37 parks are located in geographically diverse markets across North America and Europe. Our parks are individually themed and provide a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks offer more than 800 rides, including over 100 roller coasters, making us the leading operator of thrill rides in the industry.

    Since 1989, under our current management we have assumed control of 35 parks and have achieved significant internal growth.

    We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to one of our Six Flags parks.

    Our senior and operating management team has extensive experience in the theme park industry. Our senior executive officers have over 150 years aggregate experience in the industry and our general managers have an aggregate of in excess of 440 years experience in the industry, including in excess of 320 years at our parks.

STRATEGY

    Our strategy for achieving growth includes pursuing internal growth opportunities at existing parks, expanding our parks, and making selective acquisitions.

    We believe there are substantial opportunities for continued internal growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements we use to achieve these objectives are:

    - adding rides and attractions and improving overall park quality

    - enhancing marketing and sponsorship programs

    - increasing group sales, season passes and other pre-sold tickets

    - using ticket pricing strategies to maximize ticket revenues and park utilization

    - adding and enhancing restaurants and merchandise and other revenue outlets

    - adding special events

    Our approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of these expenses is relatively fixed during any given year.

    We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities and new water parks, in order to increase attendance and per capita spending. For example, since 1998, we have added hotels or other lodging facilities to Six Flags Darien Lake, Six Flags Ohio and Six Flags Holland. Further, we added a water park to Six Flags St. Louis for the 1999 season and to Six Flags Great Adventure (located between New York City and Philadelphia) for the 2000 season. In addition, we own 400 acres adjacent to Six Flags America which are zoned for entertainment, recreational and residential uses and are available for complementary uses. In addition, we own over 1,500 undeveloped acres adjacent to Six Flags Great Adventure suitable for additional complementary purposes. We also own additional acreage which is suitable for development at several of our other parks.

    The regional theme park industry is highly fragmented. We believe that there are numerous acquisition opportunities, both in the U.S. and abroad, through which we can expand our business. Although we will continue to pursue acquisitions of regional parks with annual attendance between 300,000 and
1.5 million, we will also consider acquisitions of larger parks or park chains.

    We believe we have a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have not generally been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, we believe we have numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include our ability to:

    - exercise group purchasing power (for both operating expenses and capital assets)

    - use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics

    - achieve administrative economies of scale

    - attract greater sponsorship revenue and support from sponsors with nationally-recognized brands and marketing partners

    - recruit and retain superior management

    - use our access to capital markets as well as our common stock as all or a portion of future acquisition consideration

ADDRESS

    Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500, and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

                                  THE OFFERING

Common stock offered by selling
  stockholder........................  1,339,223 shares

Common stock outstanding as of
  December 6, 2000...................  80,043,826 shares

New York Stock Exchange symbol.......  PKS

Use of proceeds......................  We will not receive any proceeds from the sale of the common stock sold by
                                       the selling stockholder.

    The purpose of this offering is to register the resale of the shares of common stock owned by the selling stockholder. The selling stockholder acquired these shares in connection with our acquisition on December 6, 2000 of Enchanted Village, a children's ride park and water park near Seattle, Washington. The selling stockholder is required to deliver a copy of this prospectus in connection with any sale of these shares.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER EACH OF THE FOLLOWING RISKS AND ALL OF THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO OUR BUSINESS IN GENERAL AND THE INDUSTRY IN WHICH WE OPERATE. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR SECURITIES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE TO BE IMMATERIAL MAY ALSO ADVERSELY AFFECT OUR BUSINESS. IF ANY OF THE FOLLOWING RISKS AND UNCERTAINTIES DEVELOP INTO ACTUAL EVENTS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

SUBSTANTIAL LEVERAGE--OUR HIGH LEVEL OF INDEBTEDNESS AND OTHER MONETARY
  OBLIGATIONS REQUIRE THAT A SIGNIFICANT PART OF OUR CASH FLOW BE USED TO PAY INTEREST AND FUND THESE OTHER OBLIGATIONS.

    We have a high level of debt. As of September 30, 2000, Six Flags and its subsidiaries owed a combined total of approximately $2,224.2 million. We will pay total interest on our debt in 2000 of approximately $189.9 million
($12.9 million of which we will pay with funds already deposited in escrow). Through April 2001, we also have to pay quarterly dividends of $5.8 million on our mandatorily convertible preferred stock, although we can pay these dividends either in cash or shares of common stock. At September 30, 2000, we had approximately $65.7 million of unrestricted cash and cash equivalents and $90 million of restricted cash.

    In addition to making interest payments on debt and dividend payments on our preferred stock, we must satisfy the following obligations with respect to Six Flags Over Georgia and Six Flags Over Texas:

    - We must make annual distributions to our partners in such parks, which will amount to approximately $48.6 million in 2000 (of which we will be entitled to receive $14.8 million due to our current ownership interest in such parks) with similar amounts (adjusted for changes in cost of living) payable in future years.

    - We must spend a minimum of approximately 6% of each park's annual revenues over specified periods for capital expenditures.

    - Each year we must offer to purchase a specified maximum number of partnership units from our partners in such parks, which in 2000 resulted in an aggregate payment by us of approximately $3.3 million.

    We will use cash flow from the operations at these parks to satisfy the first two obligations before we use any of our other funds. In addition, we have deposited in escrow approximately $75.0 million which can be used to satisfy these obligations. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028.

    Our high level of debt and other obligations could have important negative consequences to us and investors in our securities. These include:

    - We may not be able to satisfy all of our obligations.

    - We could have problems obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, refinancing or other purposes.

    - We will have to use a significant part of our cash flow to make payments on our debt, to pay the dividends on preferred stock (if we choose to pay them in cash), and to satisfy the other obligations set forth above, which may reduce the capital available for operations and expansion.

    - Adverse economic or industry conditions may have more of a negative impact on us.

    We expect to be able to meet all of our obligations with existing cash, cash generated from the parks, and our current committed lines of credit. We believe that funds from these sources will be sufficient to meet our obligations and operating needs for the next several years and beyond. However, our business is subject to factors beyond our control, such as economic conditions, weather and competition. We cannot be sure that income from our parks will be as high as we expect. We may have to refinance all or some of our debt or secure new financing. We can not be sure that we will be able to obtain such refinancing or new loans on reasonable terms or at all. We have agreed in our credit agreement and the indentures covering certain of our outstanding notes to limit the amount of additional debt we will incur.

    If we can not meet all of our obligations, the market value and marketability of our common stock will likely be adversely affected. In addition, if we become the subject of bankruptcy proceedings, our creditors and preferred stockholders will be entitled to our assets before any distributions are made to common stockholders.

RESTRICTIVE COVENANTS--OUR FINANCIAL AND OPERATING ACTIVITIES ARE LIMITED BY
  RESTRICTIONS CONTAINED IN THE TERMS OF OUR PRIOR FINANCINGS.

    The terms governing our and our subsidiaries' indebtedness impose significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

    - incurring additional indebtedness

    - creating liens on our assets

    - paying dividends

    - selling assets

    - engaging in mergers or acquisitions

    - making investments

    Our failure to comply with the terms and covenants in our and our subsidiaries' indebtedness could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. Moreover, the instruments governing our indebtedness contain cross-default provisions so that a default under any of our indebtedness will be considered a default under all other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy all of our debt obligations, which would have a substantial material adverse effect on the value of our common stock and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

    Further, certain of our subsidiaries are required to comply with specified financial ratios and tests, including:

    - interest expense

    - fixed charges

    - debt service

    - total debt

    - secured debt

    We are currently in compliance with all of these financial covenants and restrictions. However, events beyond our control, such as weather and economic, financial and industry conditions, may affect our ability to continue meeting these financial tests and ratios. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

MANAGEMENT OF GROWTH STRATEGY--WE MAY NOT BE ABLE TO MANAGE OUR RAPID GROWTH OR
  INTEGRATE ACQUISITIONS.

    We have experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise. Such acquisitions could place a future strain on our operations. Our ability to manage future acquisitions will depend on our ability to evaluate new markets and investments, monitor operations, control costs, maintain effective quality controls and expand our internal management and technical and accounting systems.

    To fund future acquisitions, we may need to borrow more money or assume the debts of acquired companies. In taking on any debt, we must comply with the restrictions described above with respect to our existing indebtedness. If these restrictions are not met and we do not receive necessary consents or waivers of such restrictions, we may be unable to make certain acquisitions.

    In the past, in certain circumstances we have used shares of our common stock to fund all or a portion of the price of acquisitions. In the future, we may again fund all or part of acquisitions by issuing new shares of our common stock or other securities which can be converted into common stock. Issuing such additional shares or convertible securities may cause a decrease in the per share market price of our common stock.

    If we do purchase additional businesses, it may negatively affect our earnings, at least in the short term. Further, we cannot guarantee that any future acquisition will generate the earnings or cash flow we expect. As with any expansion, unexpected liabilities might arise and the planned benefits may not be realized.

RISK OF ACCIDENTS--THERE IS THE RISK OF ACCIDENTS OCCURRING AT OUR PARKS WHICH
  MAY REDUCE ATTENDANCE AND EARNINGS.

    Almost all of our parks feature "thrill rides." While we carefully maintain the safety of our rides, there are inherent risks involved with these attractions. An accident or an injury at any of our parks may reduce attendance at that and other parks, causing a drop in revenues.

    On March 21, 1999, a raft capsized in the river rapids ride at Six Flags Over Texas, resulting in one fatality and injuries to ten others. As a result, a case entitled JERRY L. CARTWRIGHT, ET AL. VS. PREMIER PARKS INC. D/B/A SIX FLAGS OVER TEXAS, INC. was commenced seeking unspecified damages. The park is covered by our existing insurance and we don't believe that this incident or this lawsuit will have a material adverse effect on our financial position, operations or liquidity.

    We maintain insurance of the type and in amounts that we believe is commercially reasonable and that are available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. We have no self-insured retention, except that the self-insurance portion of claims arising out of occurrences prior to July 1, 1998 at our U.S. parks owned prior to the Six Flags acquisition is $50,000 per occurrence.

FACTORS IMPACTING ATTENDANCE--LOCAL CONDITIONS, DISTURBANCES, EVENTS AND NATURAL
  DISASTERS CAN ADVERSELY IMPACT PARK ATTENDANCE.

    Lower attendance may also be caused by other local conditions or events. For example:

    - In 1994, fewer people attended our Six Flags Magic Mountain park because of the Los Angeles County earthquake, and the earthquake also significantly interrupted operation of the park.

    - Six Flags Over Georgia suffered a drop in attendance in 1996 as a result of the 1996 Summer Olympics.

    In addition, since some of our parks are near major urban areas and appeal to teenagers and young adults, there may be disturbances at one or more parks which negatively affect our image. This may result in lower attendance at the affected parks. We work with local police authorities on security-related precautions to prevent such occurrences. We can make no assurance, however, that these precautions will be able to prevent any such disturbances. We believe that our ownership of many parks in different geographic locations reduces the effects of such occurrences on our consolidated results.

ADVERSE WEATHER CONDITIONS--BAD WEATHER CAN ADVERSELY IMPACT ATTENDANCE AT OUR
  PARKS; OUR OPERATIONS ARE SEASONAL.

    Because most of the attractions at our theme parks are outdoors, attendance at our parks is adversely affected by bad weather. The effects of bad weather on attendance are more pronounced at our water parks. Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our parks, which negatively affects our revenues. Although, we believe that our ownership of many parks in different geographic locations reduces the effect that adverse weather can have on our consolidated results, we believe our 2000 operating season results were adversely affected by abnormally cold and wet weather (particularly in June and July) at a large number of our U.S. parks.

    Our operations are seasonal. More than 90% of our annual park attendance occurs during the spring, summer and early autumn months. By comparison, most of our expenses for maintenance and costs of adding new attractions are incurred when the parks are closed in the mid to late autumn and winter months. For this reason, a quarter to quarter comparison is not a good indication of our performance or of how we will perform in the future. However, the market price of our common stock may still fluctuate significantly in response to changes in our quarterly results of operations.

COMPETITION--THE THEME PARK INDUSTRY COMPETES WITH NUMEROUS ENTERTAINMENT
  ALTERNATIVES.

    Our parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and vacation travel. Our business is also subject to factors that affect the recreation and leisure industries generally, such as general economic conditions and changes in consumer spending habits. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment.

KEY PERSONNEL--THE LOSS OF KEY PERSONNEL COULD HURT OUR OPERATIONS.

    Our success depends upon the continuing contributions of our executive officers and other key operating personnel, including Kieran E. Burke, our Chairman and Chief Executive Officer, and Gary Story, our President and Chief Operating Officer. The complete or partial loss of their services or the services of other key personnel could adversely affect our business. Although we have entered into employment agreements with Mr. Burke and Mr. Story (which end on December 31, 2003), we cannot be certain that we will be able to retain their services during that or any subsequent period.

INTERNATIONAL OPERATIONS--OUR INTERNATIONAL OPERATIONS HAVE ADDITIONAL RISKS.

    We operate eight parks in Europe and Mexico. We also manage the development and construction of a new European park. We also may acquire additional parks in international locations. There are risks to which we are subject that are inherent in operating abroad. Some examples of these risks can include:

    - problems in staffing and managing foreign operations

    - fluctuations in currency exchange rates

    - political risks

    - unexpected changes in regulatory requirements

    - potentially detrimental tax consequences in many locations with different tax laws

    During the first nine months of 2000, reported revenues from our European parks as translated into U.S. dollars were adversely impacted by a decline in the value of European currencies.

SHARES ELIGIBLE FOR FUTURE SALE--THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE
  TO POSSIBLE SALES OF SHARES.

    As of December 6, 2000, there were 80,043,826 shares of our common stock outstanding, all of which are transferable without restriction or further registration under the Securities Act of 1933, except for any shares held by our affiliates. In addition, we have reserved and registered under the Securities Act approximately 7.8 million shares for currently outstanding management-held options, 2.2 million shares for future option issuances, up to 11.5 million shares issuable in April 2001 pursuant to our mandatorily convertible preferred stock, and approximately 110,000 shares for currently outstanding consultant-held options.

    In addition, other stockholders who own approximately 6.5 million shares of common stock have the right to require us to register their shares for sale under the Securities Act. If future revenues at certain of our European parks reach certain levels, we will be required to issue additional shares of common stock. We may also issue additional shares of common stock to pay quarterly dividend payments through April 2001 on our mandatorily convertible preferred stock (which remaining dividends total $11.6 million). The sale or expectation of sales of a large number of shares of common stock or securities convertible into common stock in the public market at any time after the date of this prospectus might negatively affect the market price of the common stock.

ANTI-TAKEOVER PROVISIONS--ANTI-TAKEOVER PROVISIONS LIMIT THE ABILITY OF
  STOCKHOLDERS TO EFFECT A CHANGE IN CONTROL OF SIX FLAGS.

    Certain provisions in our Certificate of Incorporation and in our debt instruments and those of our subsidiaries may have the effect of deterring transactions involving a change in control of Six Flags, including transactions in which stockholders might receive a premium for their shares.

    Our Certificate of Incorporation provides for the issuance of up to 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. The authorization of preferred shares empowers our board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. If issued, the preferred stock could be used to discourage, delay or prevent a change of control of Six Flags.

    In addition, we have a rights plan which gives each holder of our common stock the right to purchase a share of junior preferred stock in certain events which would constitute a change of control. The rights plan is designed to deter third parties from attempting to take control of Six Flags.

    In addition, we are subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of Six Flags. Furthermore, upon a change of control, the holders of substantially all of our outstanding indebtedness are entitled at their option to be repaid in cash. These provisions may have the effect of delaying or preventing changes in control or management of Six Flags. All of these factors could materially adversely affect the price of our common stock.

    We hold the exclusive right to use certain Warner Bros. and DC Comics characters in our theme parks in the United States (except in the Las Vegas metropolitan area), Canada, Europe and Latin and South America. Warner Bros. can terminate these licenses under certain circumstances, including the acquisition of Six Flags by persons engaged in the movie or television industries. This could deter certain parties from seeking to acquire us.

DIVIDENDS--WE ARE NOT LIKELY TO PAY CASH DIVIDENDS ON OUR COMMON STOCK.

    We have not paid dividends on our common stock during the last three years, and we do not anticipate paying any cash dividends on such stock in the foreseeable future. Our ability to pay cash dividends is restricted under the indentures relating to our notes.

                                USE OF PROCEEDS

    The selling stockholder will receive all of the net proceeds from the sale of the shares of common stock offered under this prospectus. We will not receive any proceeds from the sale of the selling stockholder's shares of common stock.

                              SELLING STOCKHOLDER

    EPI Realty Holdings, Inc., which is the selling stockholder, may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock offered under this prospectus. The selling stockholder received the shares of common stock covered by this prospectus as a portion of the purchase price of our acquisition of Enchanted Village, a children's ride park and water park in December 2000.

    If the selling stockholder sells shares of common stock offered by this prospectus during a specified period and the proceeds received by the selling stockholder is less than designated levels, we have agreed to deliver cash or additional shares to the selling stockholder in the amount of such deficiency.

    In connection with the acquisition of Enchanted Village, we agreed to file the registration statement of which this prospectus forms a part.

    The following table sets forth information with respect to the ownership by the selling stockholder of our shares of common stock.

                                                       COMMON STOCK                     COMMON STOCK
                                                      OWNED PRIOR TO                    OWNED AFTER
NAME                                                     OFFERING      SHARES OFFERED     OFFERING
----                                                  --------------   --------------   ------------
EPI Realty Holdings, Inc............................            --       1,339,223              --

                              PLAN OF DISTRIBUTION

    The shares offered hereby are being offered on behalf of EPI Realty Holdings, Inc., which is the selling stockholder. We will not receive any proceeds from the selling stockholder's sale of the shares of common stock or by donees, transferees, pledgees or other successors in interest of such stockholder that receive shares in a non-sale related transfer. The selling stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale.

    Any distribution of the shares covered by this prospectus by the selling stockholder may be effected from time to time in one or more of the following transactions:

    - through brokers, acting as agent in transactions (which may involve block transactions), in special offerings, in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

    - to dealers or underwriters who acquire shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to other dealers may be changed from time to time);

    - directly or through brokers or agents in private sales at negotiated prices;

    - to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, under those arrangements; or

    - by any other legally available means.

    Also, offers to purchase shares covered by this prospectus may be solicited by agents designated by the selling stockholder from time to time. Dealers, underwriters or agents participating in an offering made pursuant to this prospectus and the related registration statement may receive underwriting discounts or commissions under the Securities Act of 1933, discounts or concessions may be allowed or reallowed or paid to dealers, and brokers and agents participating in such transactions may receive brokerage or agent's commissions fees.

    Six Flags has been advised by the selling stockholder that it has not, as of the date of this prospectus, entered into any arrangement with an underwriter, agent or broker-dealer for the sale of its shares covered by this prospectus.

    The selling stockholder may also sell all or a portion of the shares covered by this prospectus pursuant to Rule 144 under the Securities Act of 1933, to the extent that such sales may be made in compliance with that Rule.

    The selling stockholder and any agents or broker-dealers that participate with the selling stockholder in the distribution of any of the shares covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discount or commission received by them and any profit on the resale of shares covered by this prospectus purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

    In connection with a sale of shares covered by this prospectus, the following information will, to the extent then required, be provided in a prospectus supplement relating to such sale:

    - the number of shares to be sold,

    - the purchase price,

    - the public offering price,

    - the name of any underwriter, agent or broker-dealer, and

    - any commissions, discounts or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular sale.

    Six Flags has agreed to pay up to a maximum of $2,500 of the expenses incident to the registration, offering and sale of the shares to the public other than selling commissions or discounts of underwriters, broker-dealers or agents.

    An investor may only purchase the shares being offered hereby if such shares are qualified for sale or are exempt from registration under the applicable state securities laws of the state in which such prospective purchaser resides.

    All or a portion of the shares offered by this Prospectus may be offered for sale from time to time on the New York Stock Exchange.

                                 LEGAL MATTERS

    Our general counsel and an employee, James M. Coughlin, will issue an opinion to us on certain legal matters relating to the shares of common stock.

                                    EXPERTS

    The consolidated financial statements of Six Flags, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Six Flags, Inc. will pay up to a maximum of $2,500 of the expenses related to the offering and sale to the public of the securities being registered. Such expenses are set forth in the following table. All the amounts shown are estimates, except the SEC registration fee.

SEC Registration Fee........................................  $    5,370
Legal Fees and Expenses.....................................       1,500
Miscellaneous...............................................         630
Total.......................................................  $    7,500

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Certificate of Incorporation of Six Flags, Inc. ("Six Flags") provides that it will to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "GCL"), as amended from time to time, indemnify all persons whom it may indemnify pursuant to the GCL. Six Flags' By-laws contain similar provisions requiring indemnification of Six Flags' directors and officers to the fullest extent authorized by the GCL. The GCL permits a corporation to indemnify its directors and officers (among others) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought (or threatened to be brought) by third parties, if such directors or officers acted in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of Six Flags, indemnification may be made for expenses (including attorneys' fees) actually and reasonably incurred by directors and officers in connection with the defense or settlement of such action if they had acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Six Flags, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to Six Flags unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. The GCL further provides that, to the extent any director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. In addition, Six Flags' Certificate of Incorporation contains a provision limiting the personal liability of Six Flags' directors for monetary damages for certain breaches of their fiduciary duty. Six Flags has indemnification insurance under which directors and officers are insured against certain liability that may incur in their capacity as such. Section 145 of the GCL which covers the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference.

ITEM 16. EXHIBITS.

    See Exhibit Index

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrants pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 11, 2000.

                                                       SIX FLAGS, INC.

                                                       By:  /s/ KIERAN E. BURKE
                                                            -----------------------------------------
                                                            Kieran E. Burke
                                                            CHAIRMAN AND CHIEF EXECUTIVE OFFICER

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signatures" constitutes and appoints Kieran E. Burke, Gary Story and James F. Dannhauser, each as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and supplements to this Registration Statement and any related Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in connection with the above premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      NAME                                     TITLE                      DATE
                      ----                                     -----                      ----
              /s/ KIERAN E. BURKE                 Chairman of the Board and Chief
     --------------------------------------         Executive Officer (Principal   December 11, 2000
                Kieran E. Burke                     Executive Officer)

                 /s/ GARY STORY
     --------------------------------------       President, Chief Operating       December 11, 2000
                   Gary Story                       Officer and Director

            /s/ JAMES F. DANNHAUSER               Chief Financial Officer and
     --------------------------------------         Director (Principal Financial  December 11, 2000
              James F. Dannhauser                   and Accounting Officer)

             /s/ PAUL A. BIDDELMAN
     --------------------------------------       Director                         December 11, 2000
               Paul A. Biddelman

             /s/ MICHAEL E. GELLERT
     --------------------------------------       Director                         December 11, 2000
               Michael E. Gellert

            /s/ FRANCOIS LETACONNOUX
     --------------------------------------       Director                         December 11, 2000
              Francois Letaconnoux

             /s/ STANLEY S. SHUMAN
     --------------------------------------       Director                         December 11, 2000
               Stanley S. Shuman

                                 EXHIBITS INDEX

    The following exhibits are filed as a part of this Registration Statement:

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
          3.1           Certificate of Incorporation of Six Flags, Inc.

                        (a) Certificate of Incorporation of Registrant dated
                        March 24, 1981--incorporated by reference from Exhibit 3 to
                            Form 10-Q of Registrant for the quarter ended June 30,
                            1987.

                        (b) Plan and Agreement of Merger of Registrant and Tierco, a
                        Massachusetts business trust, dated March 31,
                            1981--incorporated by reference from Exhibit 3 to
                            Form 10-Q of Registrant for the quarter ended June 30,
                            1987.

                        (c) Certificate of Amendment of Certificate of Incorporation
                        of Registrant dated April 14, 1985--incorporated by
                            reference from Exhibit 3 to Form 10-Q of Registrant for
                            the quarter ended June 30, 1987.

                        (d) Certificate of Amendment of Certificate of Incorporation
                        of Registrant dated May 8, 1987--incorporated by reference from Exhibit 3 to Form 10-Q of Registrant for the
                            quarter ended June 30, 1987.

                        (e) Certificate of Amendment of Certificate of Incorporation
                        of Registrant dated June 11, 1987--incorporated by
                            reference from Exhibit 3 to Form 10-Q of Registrant for
                            the quarter ended June 30, 1987.

                        (f) Certificate of Amendment of Certificate of Incorporation
                        of Registrant dated April 30, 1991--incorporated by
                            reference from Exhibit 3(f) to Form 10-K of Registrant
                            for the year ended December 31, 1991.

                        (g) Certificate of Amendment of Certificate of Incorporation
                        of Registrant dated June 30, 1992--incorporated by
                            reference from Exhibit 3(g) to Form 10-K of Registrant
                            for the year ended December 31, 1992.

                        (h) Certificate of Amendment of Certificate of Incorporation
                        of Registrant dated June 23, 1993--incorporated by
                            reference from Exhibit 3(a) to Form 10-Q of Registrant
                            for the quarter ended June 30, 1993.

                        (i) Certificate of Amendment to Certificate of Incorporation
                        dated October 7, 1994--incorporated by reference from
                            Exhibit 3(i) to Form 10-K of Registrant for the year
                            ended December 31, 1994.

                        (j) Certificate of Designation of Series A Junior Preferred
                        Stock of Registrant--incorporated by reference from
                            Exhibit 2(1.C) to Registrant's Registration Statement on
                            Form 8-A dated January 21, 1998.

                        (k) Certificate of Amendment to Certificate of Incorporation
                        dated June 16, 1997--incorporated by reference from
                            Exhibit 3(n) to Form 10-k of Registrant for year ended
                            December 31, 1997.

                        (l) Certificate of Designation, Rights and Preferences for
                        7 1/2% Mandatorily Convertible Preferred Stock of
                            Registrant-incorporated by reference from Exhibit 4(s) to Registrant's Registration Statement on Form S-3
                            (No. 333-45859) declared effective on March 26, 1998.

                        (m) Certificate of Amendment of Certificate of Incorporation
                        of Registrant dated July 24, 1998--incorporated by
                            reference from Exhibit 3(p) to Form 10-K of Registrant
                            for the year ended December 31, 1998.

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
                        (n) Certificate of Amendment of Certificate of Incorporation
                        of Registrant dated June 30, 2000--incorporated by
                            reference from Exhibit 3.1 to Form 10-Q of Registration
                            for the quarter ended June 30, 2000.

          4.1           Registration Rights Agreement

          4.3           Amended and Restated Rights Agreement between Six
                        Flags, Inc. and Bank One Trust Company, as Rights
                        Agent--incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated December 15,
                        1997, as amended.

          5.1           Opinion of James M. Coughlin.

         23.1           Consent of KPMG LLP.

         23.2           Consent of James M. Coughlin (included in Exhibit 5.1).

         24.1           Power of Attorney (included on the signature page hereto).